Exhibit 1.01

Conflict Minerals Report of Silgan Holdings Inc. In Accordance with
Rule 13p-1 Under the Securities and Exchange Act of 1934

This Conflict Minerals Report for the year ended December 31, 2015 is presented by Silgan Holdings Inc. (which may be referenced as "Silgan," "it," "we," "us" or "our") to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. Silgan conducted in good faith a reasonable country of origin inquiry ("RCOI") regarding "conflict minerals" in the form of tin, tantalum, tungsten and/or gold necessary to the functionality or production of products it manufactured or contracted to manufacture in 2015. As a result of the RCOI, Silgan has reason to believe that certain of those conflict minerals may have originated in the Democratic Republic of the Congo ("DRC") or an adjoining country (collectively, the "Covered Countries") and were not from recycled or scrap sources. Consequently, Silgan undertook due diligence measures to seek to determine the source and chain of custody of these conflict minerals. This report describes the design, implementation and results of Silgan's due diligence.

I.	Design of Silgan's Due Diligence Program

We took steps to design our due diligence program to conform, in all material respects, with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, as further set forth in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (collectively, the "OECD Guidance"). Silgan's due diligence program design accordingly reflects its efforts to address the following elements of the OECD Guidance: (1) establishment of strong company management systems; (2) identification and assessment of risk in the supply chain; (3) design and implementation of a strategy to respond to identified risks; (4) support of independent auditing programs for smelters and refiners (collectively, "SORs"); and (5) annual reporting on Silgan's supply chain due diligence.

II.	Due Diligence Measures Undertaken for 2015 Products

Silgan undertook the following due diligence measures in support of its efforts to determine the source and chain of custody of necessary conflict minerals contained in Silgan's 2015 products.

Silgan established strong company management systems.

•	Silgan maintained a Conflict Minerals Program Team composed of representatives from Silgan's Legal, Regulatory Compliance and Purchasing departments across several of its business groups. Representatives from the Conflict Minerals Program Team coordinated, as necessary, and provided information and updates to Silgan senior management.
•	We continued to execute our internal approach to conflict minerals, which reflects our commitment to non-conflict sourcing, to guide our communications with suppliers and other interested parties regarding our approach to conflict minerals.
•	We negotiated with our suppliers to add non-conflict sourcing provisions in our contracts as they were initiated or renewed.

•	We maintained a system of supply chain transparency to identify the direct suppliers in our supply chain that potentially source necessary conflict minerals from the Covered Countries for use in materials for our products. This system included a process to identify suppliers of materials for our products and an outreach to these suppliers using the Conflict Minerals Reporting Template ("CMRT") published by the Conflict-Free Sourcing Initiative ("CFSI").
•	We implemented measures to further strengthen our engagement with our suppliers, which improved response rates and the quality of the responses we received. Silgan engaged Source Intelligence, a third-party service provider, to assist in the outreach effort to suppliers, to track and analyze responses to the CMRTs, and to perform multiple follow-up efforts in respect of suppliers that were unresponsive or whose responses were incomplete or inconsistent. As part of this engagement, our suppliers were asked to collect information regarding the presence and sourcing of conflict minerals in the products that they supplied to us.

Silgan identified and assessed risk in the supply chain.

•	Silgan used the CMRT to request information regarding the presence of conflict minerals in its products and whether such conflict minerals were sourced from the Covered Countries. The ultimate goal of such information request was to identify SORs and the countries of origin of their associated mines.
•	A representative from our Conflict Minerals Program Team sent an introductory communication to each supplier of materials for our products describing Silgan's conflict minerals information gathering process and identifying Source Intelligence as a partner in such process.
•	Subsequently, Source Intelligence sent a follow-up e-mail to each supplier containing registration instructions for an on-line data collection platform, a request for registration and links to informational tools relating to conflict minerals.
•	If, after the foregoing efforts, a supplier did not register on the Source Intelligence on-line data collection platform or otherwise provide the requested information, an escalation process was initiated. The escalation process consisted of direct outreach to the supplier by representatives of Silgan's Conflict Minerals Program Team requesting that the supplier register on the Source Intelligence on-line data collection platform or otherwise provide the requested information. Source Intelligence then followed up on Silgan's direct outreach with such suppliers.
•	Supplier responses, once received, were evaluated for plausibility, consistency and omissions. If any of the following "quality control" flags were raised in a supplier's response, such supplier was automatically contacted by the Source Intelligence platform for additional information:
o	One or more SORs were listed for a conflict mineral that is not used by Silgan;
o	SOR information was not provided for a conflict mineral that is used by Silgan or SOR information that was provided was not a verified conflict mineral processor;
o	The supplier confirmed that it sourced conflict minerals from a Covered Country but none of the SORs listed in the response are known to be sourced from the region;
o	The supplier indicated that it had not received data for each conflict mineral from all of its relevant suppliers;
o	The supplier indicated that it had not identified all of the SORs used for the products included within the scope of its inquiry;
o	The supplier indicated that it had not provided all applicable SOR information received; or
o	The supplier indicated that 100% of the conflict minerals for products covered by its response originated from scrap or recycled sources but one or more SORs listed in its response is not known to be an exclusive recycler.
•	We reviewed the information collected from our suppliers to identify those direct suppliers who indicated that they potentially sourced conflict minerals from one of the Covered Countries.

•	For any direct supplier whose response raised questions regarding SORs that may have processed conflict minerals from the Covered Countries, the CMRT requested additional information regarding such supplier's conflict minerals policies and due diligence processes.

Silgan designed and implemented a process to respond to identified risks.

•	With respect to any SORs as to which sourcing questions were raised and that were not certified by an independent auditing program, we requested information on the due diligence practices of these SORs, including whether there were any internal due diligence procedures in place or other actions that the SOR takes to track the chain-of-custody on the source of its mineral ores. This risk mitigation element of our due diligence process depended on the specific questions raised. Relevant information included whether the SOR has a documented, effective and communicated conflict-free policy, a system that is capable of reconciling inflows of materials with outflows and traceability documentation.
•	Information gathered through these steps was reported to Silgan senior management.

Silgan's efforts in support of independent auditing programs.

•	Silgan supports independent auditing programs through our internal approach to conflict minerals. This internal approach reflects our commitment to non-conflict sourcing and our expectation that our direct suppliers work to ensure that the conflict minerals contained in materials they supply to us are sourced from SORs that have been verified by an independent auditing program such as the Conflict-Free Smelter Program established by the CFSI, the London Bullion Market Association Good Delivery Program or the Responsible Jewellery Council's Chain-of-Custody Certification. We rely on the information provided by such programs to determine whether the SORs disclosed by our suppliers are certified as conflict free. SORs in the supply chain that are certified by any of such programs are deemed to have delivered conflict minerals that have not benefitted or financed armed groups in the Covered Countries. An SOR that is not certified by one of these internationally recognized schemes is subject to the additional inquiries discussed above.
•	During the course of our due diligence measures and our review of the results, we also continued to review SOR participation in these programs in greater detail.

Silgan prepared an annual report.

•	By filing our Form SD and this Conflict Minerals Report for the calendar year ended December 31, 2015, Silgan has completed its annual report on conflict minerals due diligence for such year.

III.	Results of Due Diligence

Based on Silgan's RCOI, we concluded that some of the necessary conflict minerals contained in and necessary to the functionality or production of the electronic components of our capping/sealing equipment and detection systems product line for 2015 may have been sourced from the Covered Countries. As a result, we performed due diligence in accordance with the measures described above in order to determine the source and chain of custody of such conflict minerals.

Nearly all of our direct suppliers of materials for our steel and aluminum container, metal, composite and plastic closure and plastic container product lines responded one of the following: (1) that conflict minerals were not present in the materials; (2) that they did not source conflict minerals contained in the materials from the Covered Countries; or (3) conflict minerals sourced from the Covered Countries were sourced from conflict–free smelters. These responses were consistent with Silgan's understanding of the content of materials provided to it.

Accordingly, Silgan had no knowledge or reason to believe that products in our steel and aluminum container, metal, composite and plastic closure and plastic container product lines contained conflict minerals necessary to the functionality or production thereof that originated in the Covered Countries that were sourced from non-certified smelters.

We determined that products that we manufactured or contracted to manufacture during 2015 in our capping/sealing equipment and detection systems product line contained, or may have contained, conflict minerals necessary to the functionality or production thereof that we have reason to believe may have originated in the Covered Countries.

The following table lists the SORs that were identified by responsive suppliers of materials used in our product lines that indicated that conflict minerals sourced by them may have originated in the Covered Countries, the location of the mine that may have supplied the applicable material to the SOR and the certification status of the SOR. Only two of the SORs listed below were not certified under an independent auditing program as of the time of the completion of our due diligence for the period covered by this report:

Metal	Smelter/Refiner	Mine Country of Origin	Conflict-Free Certifications
Gold	CCR Refinery - Glencore Canada Corporation	DRC- Congo (Kinshasa), Zambia	LBMA, CFSP
Gold	China Nonferrous Metal Mining (Group) Co., Ltd.	Zambia	Not Certified
Tantalum	Conghua Tantalum and Niobium Smeltry	Rwanda	CFSP
Tin	CV United Smelting	DRC- Congo (Kinshasa)	CFSP
Tantalum	Duoluoshan	Rwanda	CFSP
Tin	EM Vinto	DRC- Congo (Kinshasa)	CFSP
Tantalum	H.C. Starck Co., Ltd.	Rwanda	CFSP
Tungsten	H.C. Starck GmbH	Rwanda	CFSP
Tantalum	H.C. Starck GmbH Goslar	Rwanda	CFSP
Tantalum	H.C. Starck GmbH Laufenburg	Rwanda	CFSP
Tantalum	H.C. Starck Hermsdorf GmbH	Rwanda	CFSP
Tantalum	H.C. Starck Inc.	Rwanda	CFSP
Tantalum	H.C. Starck Ltd.	Rwanda	CFSP
Tantalum	Hi-Temp Specialty Metals, Inc.	Rwanda	CFSP
Tantalum	Jiujiang Tanbre Co., Ltd.	DRC- Congo (Kinshasa)	CFSP
Tantalum	KEMET Blue Metals	Burundi, Rwanda	CFSP
Tantalum	Kemet Blue Powder	DRC- Congo (Kinshasa), Burundi, Rwanda	CFSP
Tin	Malaysia Smelting Corporation (MSC)	DRC- Congo (Kinshasa)	CFSP
Tin	Minsur	DRC- Congo (Kinshasa), Rwanda	CFSP
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	Burundi, Rwanda	CFSP
Tin	Operaciones Metalurgical S.A.	DRC- Congo (Kinshasa)	CFSP

Metal	Smelter/Refiner	Mine Country of Origin	Conflict-Free Certifications
Tin	PT Bukit Timah	DRC- Congo (Kinshasa)	CFSP
Tin	PT Pelat Timah Nusantara Tbk	DRC- Congo (Kinshasa), Burundi, Rwanda	Not Certified
Tin	PT Stanindo Inti Perkasa	DRC- Congo (Kinshasa)	CFSP
Tin	PT Timah (Persero) Tbk Mentok	DRC- Congo (Kinshasa)	CFSP
Gold	Rand Refinery (Pty) Ltd.	DRC- Congo (Kinshasa), Tanzania	LBMA, CFSP
Tin	Thaisarco	DRC- Congo (Kinshasa), Rwanda	CFSP
Tantalum	Ulba Metallurgical Plant JSC	DRC- Congo (Kinshasa), Burundi, Rwanda	CFSP
Tungsten	Xiamen Tungsten Co., Ltd.	Rwanda	CFSP
Tantalum	Zhuzhou Cemented Carbide	DRC- Congo (Kinshasa), Burundi, Rwanda	CFSP

As a downstream purchaser of materials that may contain conflict minerals, we must necessarily rely, in good faith, on our direct suppliers to provide us with information about the source of conflict minerals contained in the materials supplied to us. We do not have direct relationships with SORs and do not perform or direct audits of these entities within our supply chain.

Due to the breadth and complexity of the supply chain for its products, incomplete responses and non-responsive suppliers in its supply chains, the Company has been unable to verify the country of origin of all of the conflict minerals that are necessary to the functionality or production of its products manufactured or contracted to manufacture in 2015. However, the Company's RCOI and due diligence efforts have not resulted in any concrete evidence that the conflict minerals used in the products or components provided by suppliers that may have been sourced in the Covered Countries have directly or indirectly funded armed groups in the Covered Countries.

IV.	Efforts to Improve Silgan's Due Diligence Program in 2016

During 2016, Silgan is undertaking or plans to undertake the following efforts to improve its due diligence program:

•	Continue to assess the presence of conflict minerals in our supply chains.
•	Continue to engage with direct suppliers to ensure that their responses to our conflict minerals inquiries are reasonably complete.
•	Continue to request that our direct suppliers use CFSI's CMRT to request conflict minerals information from their supply chains and provide conflict minerals information to Silgan.
•	Encourage participation in an independent auditing program by any SORs identified to us by direct suppliers as potentially in the conflict minerals supply chain for our products.
•	Evaluate relationships with suppliers that have indicated that they obtain conflict minerals from SORs that are not certified by an independent auditing program.